18005662

SEC)N

Washington, D.C.

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |

Estimated average burden
hours per response............12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESS
Received

FEB 28 2018

WASH, D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-23689

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. LaSalle Street
(No. and Street)

| Chicago | IL | 60603 |
| (City) | (State) | (Zip Code) |

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Schwaeber   312-630-1386
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                    (Name – if individual, state last, first, middle name)

| 200 E. Randolph Drive, Suite 5500 | Chicago | IL | 60601 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Schwaeber___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___Northern Trust Securities, Inc.___, as of ___December 31, 2017___, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check at applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Northern Trust Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

Chicago, Illinois
February 23, 2018

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	1,382,157
Cash segregated under federal and other regulations		3,000,000
Net receivable from clearing broker		61,277,974
Securities owned, at fair value		509,793
Receivable from affiliates		1,435,154
Other receivables		5,928,520
Fixed assets, net of accumlated depreciation and amortization of $221,113		877,924
Goodwill		1,637,674
Deferred tax assets, net		1,029,007
Intangible asset, net		757,297
Other assets		459,679
Total assets	$	78,295,179

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	77,784
Payable to employees		7,916,728
Payable to customers		1,122,787
Accounts payable and accrued expenses		1,084,780
Taxes payable to Parent		1,142,385
Total liabilities		11,344,464
Stockholder's equity		66,950,715
Total stockholder's equity		66,950,715
Total liabilities and stockholder's equity	$	78,295,179

The accompanying notes are an integral part of the Statement of Financial Condition.

(1)   Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer and registered investment advisor with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially, all customers of the Company are also clients of affiliated entities.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2)   Significant Accounting Policies

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

(a)   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

(b)   Securities Owned, At Fair Value and Securities Sold, Not Yet Purchased

The Company holds securities consisting principally of debt securities. The Company may have a liability from Securities sold, not yet purchased as a result of the normal course of business that may consist of equity, debt or option securities. Securities owned and securities sold, not yet purchased are recorded on a trade date basis and carried at fair value. Fair value of securities is based on quoted prices in active markets or determined by external pricing vendors based on the extent to which the inputs are observable in the marketplace.

(c)   Fixed Assets

Office equipment are stated at cost less accumulated depreciation. Software is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(d) *Goodwill and Client Relationship Asset*

Goodwill is not subject to amortization. The Client Relationship Asset is included in Intangible Assets. Goodwill and the Client Relationship Asset are reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate the carrying amounts may not be recoverable.

(e) *Income Taxes*

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Only tax positions that are considered more-likely-than-not to be sustained are recorded in the consolidated financial statements. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21%. Deferred taxes result from temporary differences between the amounts reported in the consolidated financial statements and the tax bases of assets and liabilities. As a result of the Tax Cuts and Jobs Act being enacted on December 22, 2017, deferred tax assets and liabilities have been remeasured based on the federal tax rate at which they are expected to reverse in the future, which is 21%.

(f) *Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

(3) Transactions with Affiliates

The intercompany service arrangements between the Company and other companies within Northern Trust Corporation (Group) are part of a single global methodology, referred to as the global transfer pricing methodology.

Transfer pricing refers to the determination of compensation for transactions conducted between commonly controlled companies. The determination of an appropriate level of compensation is relevant for all transactions between affiliates for the provision of services and intercompany financing.

This methodology uses a residual profit split approach that allocates profit through the recognition of an entity's contribution to revenues and expenses, its function in the Group, and its assets, client relationships, and risk profile. The framework also takes into consideration that each Group service line may engage multiple affiliates to perform functions of varying complexity and value. The impact of the transfer pricing methodology is recorded in the receivable from affiliates on the statement of financial condition.

The Company maintains its bank accounts with affiliates of the Parent, which are included in Cash. The Company previously had a line of credit with the Parent. The line of credit available to the Company totaled $5,000,000, which was pursuant to a subordinated revolving credit note that matured on February 28, 2017. The line bore interest at 1.67% per annum. There were no amounts outstanding during 2017.

The Company reimburses the Parent for taxes paid on behalf of the Company in accordance with a tax-sharing agreement.

(4) Payable to Customers

Payable to customers include amounts due to customers related to soft dollar credits and commission recapture.

(5) Net Receivable from Clearing Broker

Net receivable from clearing broker at December 31, 2017 represents cash on deposit with clearing broker and receivable for transactions pending settlement related to the Company's principal trades, and consist of the following:

		Receivable	Payable	Total
Cash	$	65,470,302	(450,825)	65,019,477
Security transactions pending settlement	$	183,303	(3,924,806)	(3,741,503)
Total	$	65,653,605	(4,375,631)	61,277,974

(Continued)

In addition, the other receivables amount on the statement of financial condition also contains $2,977,940 of net amounts due from clearing broker related to commission revenues and expenses related to customers' securities and mutual fund 12B-1 fees.

(6) Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned, at fair value as of December 31, 2017 consist of the following:

		Securities owned at fair value
Corporate debt securities	$	180,173
Equity options		207,800
Government bonds, agency, and municipal obligations		121,820
Total	$	509,793

Securities sold, not yet purchased, at fair value as of December 31, 2017 consist of the following:

		Securities sold not yet purchased at fair value
Corporate equity securities and equity options	$	77,784
Total	$	77,784

(7) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined-benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement healthcare coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, copayment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these benefits

(Continued)

at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available.

(8) Net Capital Requirements

The Company is a broker dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3 1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2017, The Company had net capital of $55,247,953 as calculated under Rule 15c3 1, which was $54,997,953 in excess of the $250,000 requirement. The Company's net capital ratio was 0.2 to 1.

The Company is exempt from the provisions of SEA Rule 15c3-3 via a K(2)(ii) exemption. As permitted by this exemption, the Company maintains an account for the exclusive benefit of customers whereby it maintains at all times monies that equal or exceed its requirements to provide commission rebates to customers. At December 31, 2017 payable to customers consisted of commission recapture payables of $32,236 and soft dollar payables of $1,090,551 and maintained $3,000,000 in the account for the exclusive benefit for customers.

(9) Fixed Assets

A summary of Fixed Assets is presented below:

	Original cost	Accumulated depreciation and amortization	Net book value
Office equipment	$ 84,342	77,391	6,951
Software	1,014,695	143,722	870,973
Total Fixed Assets	$ 1,099,037	221,113	877,924

(10) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary

(Continued)

difference. Net deferred tax assets were $1,029,007 at December 31, 2017. No valuation allowance related to deferred tax assets has been recorded at December 31, 2017, as management believes it is more likely than not that the deferred tax assets will be fully realized.

(11) Fair Value Measurements

FASB ASC Topic 820, *Fair Value Measurement* (ASC 820), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

ASC 820 establishes the following hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Corporate equity securities and exchange traded equity option contracts are typically categorized within Level 1 of the fair value hierarchy if they are deemed to be actively traded. Corporate debt securities, government bonds, agency and municipal obligations that are not actively traded and the fair values of which are determined by external pricing vendors are generally classified within Level 2 of the fair value hierarchy.

Securities are measured at fair value on a recurring basis. Assets, consisting of Securities owned, totaled $509,793 at December 31, 2017 of which $207,800 of equity options were classified as Level 1 securities with the balance classified as Level 2 securities. Liabilities, consisting of Securities sold, not yet purchased, totaled $77,784 at December 31, 2017 and were all classified as Level 1 securities. All Level 2 securities

(Continued)

are valued using external pricing vendors. For the year ended December 31, 2017, there were no transfers between levels of securities.

(12) Off-Balance-Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2017 are adequate to mitigate the risk of material loss. For the year ended December 31, 2017, no indemnity payments were made to the clearing broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily corporate debt securities, equity options, government bonds, agency, and municipal obligations. The largest position of any single issuer at December 31, 2017 was an equity option, which amounted to $141,550.

In addition to the clearing broker, the Company also indemnifies and guarantees certain other service providers, such as executing brokers, banks, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(13) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(Continued)

(14) Cash Segregated under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(15) Goodwill and Intangible Assets

Goodwill and Intangible assets result from the Company's participation in the May 2016 acquisition of Aviate Global LLP (Aviate), an institutional brokerage firm, by Northern Trust, parent company of Northern Trust Securities, Inc. The acquisition is subject to certain performance-related adjustments over a three-year period after the acquisition date.

(a) Goodwill

The Company has recorded goodwill to the extent that the purchase price of the acquisition exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company's policy is to test goodwill for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

(b) Intangible Asset, net

The Company has recorded an intangible asset for a specifically identified intangible asset that was acquired in the acquisition. Intangible assets that are determined to have a definite life are amortized on a straight-line basis over the determined life of the respective asset. The Company's policy is to test review identified intangible assets for impairment on at least an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable.

The gross carrying amount and accumulated amortization as of December 31, 2017 relating to goodwill and other intangible assets acquired as part of the transaction are as follows:

	Original cost	Accumulated amortization	Net book value
Goodwill	$ 1,637,674	-	1,637,674
Client Relationship Asset	942,000	184,703	757,297
Goodwill and Other Intangible Assets	$ 2,579,674	184,703	2,394,971

(16) Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements other than items described above as of December 31, 2017.